                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 11 - K


[x] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended DECEMBER 31, 1999

                                                                 or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to_____________

Commission file number 1 - 5542


                     DEXTER CORPORATION 401(K) SAVINGS PLAN
                              (Full title of plan)

                               Dexter Corporation
                                 One Elm Street
                             Windsor Locks, CT 06096
           (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

REQUIRED INFORMATION

Dexter 401(k) Corporation Savings Plan ('Plan') is subject to the Employee Retirement Income Security Act of 1974 ('ERISA'). Therefore, attached hereto, in lieu of the requirements of Items 1 - 3 of Form 11 - K, are the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 1999 and 1998, which have been prepared in accordance with the financial reporting requirements of ERISA.


EXHIBIT

Designation    Description                              Method of Filing
-----------    -----------                              ----------------

Exhibit 23     Consent of PricewaterhouseCoopers LLP,   Filed with this report
               Independent Public Accountants

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, Dexter Corporation, the plan administrator of Dexter Corporation 401(k) Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          DEXTER CORPORATION 401(K) SAVINGS PLAN


Date: June 27, 2000                        /s/ Lawrence D. McClure
     -------------------                  --------------------------------------
                                          Lawrence D. McClure
                                          Dexter Corporation
                                          Plan Administrator

DEXTER CORPORATION 401(k)
SAVINGS PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

DEXTER CORPORATION 401(k) SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                              PAGE

Report of Independent Accountants                                              1

Financial Statements

    Statements of Net Assets Available for Benefits                            2

    Statements of Changes in Net Assets Available for Benefits                 3


Notes to Financial Statements                                                 4-11

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Plan Administrator of
Dexter Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Dexter Corporation 401(k) Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP

May 15, 2000
Hartford, Connecticut

DEXTER CORPORATION 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                       1999             1998
ASSETS
   Investment in Master Trust at fair value         $67,021,929      $59,866,782
   Contributions receivable
     Employer                                            36,226           45,612
     Employee                                                --           11,483
                                                    -----------      -----------

      Total assets                                   67,058,155       59,923,877

Accrued administrative costs                              1,450               --
                                                    -----------      -----------

Net assets available for benefits                   $67,056,705      $59,923,877
                                                    ===========      ===========



   The accompanying notes are an integral part of these financial statements.

DEXTER CORPORATION 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                          1999             1998
ADDITIONS TO NET ASSETS ATTRIBUTED TO
   Contributions
     Employer                                                         $ 1,453,913      $ 1,564,451
     Employee                                                           4,085,295        5,569,392
   Net appreciation of the master trusts                               12,075,360        9,580,747
                                                                      -----------      -----------

                                                                       17,614,568       16,714,590
                                                                      -----------      -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
   Benefits paid directly to participants or their beneficiaries       10,450,045        3,544,001
   Administrative expenses                                                 31,695          215,700
                                                                      -----------      -----------

                                                                       10,481,740        3,759,701
                                                                      -----------      -----------

         Net increase                                                   7,132,828       12,954,889

Net assets available for benefits, beginning of year                   59,923,877       46,968,988
                                                                      -----------      -----------

Net assets available for benefits, end of year                        $67,056,705      $59,923,877
                                                                      ===========      ===========


   The accompanying notes are an integral part of these financial statements.

DEXTER CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN AND NATURE OF OPERATIONS

     The following is a general description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL
     The Plan is a defined contribution plan covering all eligible employees of the Dexter Adhesive and Coating Systems, the Dexter Electronic Materials (including certain participants from the formerly named Magnetic Technologies business), and certain participants from the former Dexter Packaging Coatings businesses. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to meet the requirements of Section 401(a), 401(k), and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The 401(k) Plan was amended and restated as of October 1, 1998 to rename the plan Dexter Corporation 401(k) Savings Plan (the "Plan"), to amend certain plan provisions and provide changes and additions to the investment options.

     PLAN ADMINISTRATOR
     Dexter Corporation (the "Company") is the administrator of the Plan. Among the responsibilities of the Company as the administrator are to calculate employer contributions, to determine financial hardship for participant withdrawals and to make such rules and regulations as it may deem necessary to carry out the provisions of the Plan. All administrative fees are paid from the assets of the Plan.

     ELIGIBILITY
     Each eligible employee becomes a participant in the Plan on the first day of the month following the first day of employment.

     CONTRIBUTIONS AND PARTICIPANT ACCOUNTS
     Participants may make on a pre-tax or after-tax basis, or a combination of pre-tax and after-tax basis, elective contributions to the Plan of 1% to 15% of the participant's compensation during the plan year. Such participant contributions are subject to certain requirements including Sections 402(g) and 415(d) of the Code.

     The Company makes contributions of 50% of the actual total pre-tax participant contributions in the plan year to the extent that these pre-tax contributions do not exceed 6% of the participant's salary. These contributions are made at least quarterly. Additionally, the Company may make discretionary contributions on behalf of all eligible participants of amounts in excess of 50% of participants' contributions.

     At any time, a participant may direct the Plan's trustee to invest in 1% increments the value of his or her account and/or future contributions in a Spartan U.S. Equity Index Fund, Managed Income Portfolio (MIP) II, Dexter Corporation Stock Fund, Small Cap Selector, Diversified International Fund, Puritan Fund, Equity-Income Fund, Blue Chip Growth Fund, Aggressive Growth Fund, and PIMCO Total Return Fund.

DEXTER CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

     VESTING
     Matching contributions and associated earnings vest according to the following schedule:

                YEARS OF PARTICIPATION            PERCENT VESTED

                           1                            25%
                           2                            50%
                           3                           100%

     A year of participation equals four quarters of a participation year. One-quarter of a participation year is a calendar quarter of the plan year in which a pre-tax contribution is made.

     If the interest of the participant in the Company matching contributions account has not become fully vested under the above schedule, the account will become fully vested upon (a) attaining the age of 65 while employed by the Company, (b) death, (c) termination of employment due to disability,
     (d) discontinuance of contributions by the company or termination of the Plan, or (e) termination of employment in certain situations during a one-year period beginning on the date of a change in control of the Company (as further described in the Plan document). If a participant separates from the Company before becoming fully vested, non-vested matching contributions will be forfeited. These forfeitures will first be used to pay administrative expenses and then will be applied toward Company matching contributions.

     Employee contributions are immediately fully vested.

     PAYMENT OF BENEFITS
     Each participant is eligible to receive payment of his or her account no later than 60 days after the end of the later of the plan year in which the participant attains age 65 or the plan year in which the participant separates from service. There are also provisions for distributions upon a participant's early retirement, late retirement, termination of employment, death, or disability.

     All payments under the Plan are made in a single lump sum or in Company securities, or some combination of Company securities or cash. In the event that any portion of the participant's account is invested in Dexter stock, he or she may request payment in whole shares of stock (with any fractional shares paid in cash), in cash, or in some combination of shares of stock and cash.

     Daily, the yield (interest, dividends and net realized and unrealized gains and losses) on investments is allocated to each participant's account in accordance with the ratio of the value of a participant's account to the value of the fund(s).

     WITHDRAWALS AND LOANS
     A participant may withdraw all or any portion of his or her vested account balance resulting only from his or her contributions exclusive of certain earnings on pre-tax contributions. Withdrawals are subject to a participant's proof of hardship due to an immediate and heavy financial need as further provided in the Plan. The determination of financial hardship and the amount withdrawn shall be made by the Plan Administrator in accordance with nondiscrimination standards applied uniformly to all participants similarly situated.

DEXTER CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

     Participants may also obtain loans from the Plan. A participant may have no more than two loans outstanding at any time. The total amount outstanding shall not exceed the lesser of 50% of the participant's vested interest in his or her account or $50,000. Interest is charged on the outstanding loan balance at a rate in accordance with the loan policy and subject to uniform and nondiscrimination rules as established by the Plan Administrator.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES
     The financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES
     The plan provides for investment options in various funds of the Master Trust which hold any combination of stocks, bonds, fixed income, and other investment securities. Investment securities are exposed to interest rate, market, credit and other risks. Due to the uncertainty related to changes in these factors, it is at least reasonably possible that changes in the value of investments in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

     PAYMENT OF BENEFITS
     Benefits are recorded when paid.

     INVESTMENT VALUATION
     All assets are valued as of the last business day of the year according to the following methods:

     Fleet National Bank held certain combined assets of the Plan and other employee benefit plans of the Company in a Master Trust (the "Fleet Master Trust") through July 31, 1998. On August 1, 1998, the Fleet Master Trust assets for all defined contribution plans were transferred to a newly established Master Trust held by Fidelity Management Trust Company ("Fidelity Master Trust"). The allocable portion of the Plan's assets and related income of the master trusts are included in these financial statements.

     Approximately twenty-five percent of the assets of the Fidelity Master Trust are owned by the Plan at December 31, 1999 (approximately twenty-six percent owned of the Fidelity Master Trust at December 31, 1998). In addition to Fidelity, other managers act as investment advisors for certain of the combined assets of the Trust.

     The investment in Master Trust consists of holdings in pooled funds which are valued at fair value as noted below for each type of investment. A unit value for each fund is determined by dividing the outstanding units into the fair value of the fund. The unit values are utilized to allocate investment income and the assets to an individual participant's account.

DEXTER CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

     At December 31, 1999, investments contained in mutual and pooled funds were valued according to the following methods:

         COMMON STOCKS
         If listed on a major exchange or traded over-the-counter, the Trust uses the closing price for that exchange. If the stock is traded on more than one exchange, the closing composite price is used.

         CORPORATE BONDS
         Corporate bonds are stated at values determined on the basis of matrix prices received from a third-party broker.

         GOVERNMENT SECURITIES
         The Trust accounting reflects dealer market value quotes at the last business day of the month.

         SHORT-TERM OBLIGATIONS
         Short-term instruments are valued at cost, which approximates fair value.

         GUARANTEED INVESTMENT CONTRACTS
         Fully benefit-responsive guaranteed investment contracts are valued at cost (contract value) plus accrued interest.

         PARTICIPANT LOANS
         Participant loans are stated at the unpaid principal balance.

         MUTUAL FUNDS
         The fund's net asset value per share is the value of a single share. Fidelity normally calculates the fund's net assets value per share as of the close of business of the New York Stock Exchange.

         MANAGED INCOME PORTFOLIO (MIP) II
         The value of each share is determined on a daily basis by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on each valuation date. Portfolio assets are valued at fair value as determined in good faith by Fidelity.

     OTHER
     The Fleet Master Trust recorded purchases and sales of securities on a settlement date basis. Gains or losses on sales of securities were based on average cost. Dividend income was recorded on the ex-dividend date. The Fidelity Master Trust values transactions daily on a trade date basis. Income from other investments is recorded as earned on the accrual basis.

     The net appreciation in the fair value of investments is presented in the statements of changes in net assets available for benefits under the caption "net appreciation of the master trusts". This amount includes the realized gains or losses, the unrealized appreciation or depreciation on those investments, and interest income earned.

DEXTER CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

3.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated May 28, 1998 that the Plan, as amended through May 16, 1996, is designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since May 16, 1996. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.


4.   PLAN TERMINATION

     In the event of the termination or partial termination of the Plan or the permanent discontinuance of contributions, a distribution of one hundred percent of each participant's share will be made. Distribution may be made, as feasible, to another qualified plan or to an individual retirement account.

     The Company reserves the right by resolution of its Board of Directors to amend or modify the Plan at any time and for any reason, and also reserves the right by resolution to terminate the Plan at any time and for any reason. However, no such action shall permit any part of the assets of the fund to be used for, or diverted to, purposes other than for the exclusive benefit of participants, retired participants or beneficiaries, or to revert to the Company prior to satisfaction of all the liabilities under the Plan; nor shall such action, except to the extent required to permit the Plan to meet the requirements of the Internal Revenue Code or of any governmental authority, affect adversely, in any way, rights theretofore acquired by the participants.

DEXTER CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

5.   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

     VALUATION
     The MIP II Blend fund of the Fidelity Master Trust, in which the Plan participates, invests in two guaranteed investment contracts (GICs) with insurance companies in 1999 (five in 1998). Also included in the MIP II Blend fund in 1998 was the SEI Stable fund which is a commingled fund consisting of GICs and other investments. These GICs are fully benefit-responsive and are included in the Fidelity Master Trust at contract value plus accrued interest. The fair values of the individual contracts have been determined based on market interest rates for interest rate swap agreements of comparable duration for the years ended December 31, 1999 and 1998 and are presented below:


                                                       1999
--------------------------------------------------------------------------------------------------------------
                                                                                CONTRACT VALUE
                                                     MATURITY     CREDITING        INCLUDING          FAIR
ISSUER                                                 DATE     INTEREST RATE   ACCRUED INTEREST      VALUE

Metropolitan Life Insurance Company                  6/15/01         6.70%        $ 3,538,388      $ 3,528,925
New York Life Insurance and Annuity Corporation      12/15/00        6.35           3,014,222        3,001,909
Fidelity IPL                                           N/A           5.76          55,663,718       55,663,718
                                                                                  -----------      -----------

      Total                                                                       $62,216,328      $62,194,552
                                                                                  ===========      ===========

                                                       1998
--------------------------------------------------------------------------------------------------------------
                                                                                CONTRACT VALUE
                                                     MATURITY     CREDITING        INCLUDING          FAIR
ISSUER                                                 DATE     INTEREST RATE   ACCRUED INTEREST      VALUE
John Hancock Mutual Life Insurance Company           12/15/99        7.50%        $ 6,900,854      $ 7,037,358
John Hancock Mutual Life Insurance Company           6/15/99         8.25           3,432,078        3,473,941
Metropolitan Life Insurance Company                  6/15/01         6.70           3,316,202        3,316,203
New York Life Insurance and Annuity Corporation      12/15/99        6.35           5,654,207        5,750,004
SEI Stable Asset fund                                3/13/99         6.16          25,437,398       25,437,389
Fidelity IPL                                           N/A           5.62          16,514,080       16,514,080
                                                                                  -----------      -----------

      Total                                                                       $61,254,819       61,528,975
                                                                                  ===========       ==========

     CONCENTRATION OF CREDIT RISK
     Of the guaranteed investment contracts included in the MIP II Blend fund, one (two in 1998), which was held with one individual insurance company at December 31, 1999 (two companies in 1998) represent concentrations of credit risk. The total contract value(s) held is approximately $55.7 million ($6.9 million and $16.5 million at December 31, 1998) and represents 84.6% (11.1% and 26.5% at December 31, 1998) of the total fair value of the MIP II Blend fund.

DEXTER CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

6.   MASTER TRUST

     Investments and net appreciation of the master trusts for the Dexter Corporation Master Trusts and the Plan's allocable portion at December 31, 1999 and 1998 and for the years then ended, are as follows:


INVESTMENT IN FIDELITY MASTER TRUST                             DECEMBER 31, 1999
                                     -----------------------------------------------------------------------
                                         FIDELITY MASTER TRUST         PLAN'S SHARE OF FIDELITY MASTER TRUST
                                     ------------------------------    -------------------------------------
                                      FAIR VALUE           COST            FAIR VALUE           COST
Spartan U.S. Equity Index fund       $141,119,619      $113,966,101       $ 35,053,654      $ 28,376,096
MIP II Blend fund                      65,832,413        65,832,413         11,511,583        11,511,583
Dexter Corporation Stock fund           2,253,486         1,650,752          1,867,509         1,338,398
Participant Loan fund                   4,174,643         4,174,643          2,598,128         2,598,128
Small Cap Selector                      4,448,248         3,794,788          2,460,460         2,102,465
Diversified International fund          6,242,455         5,033,979          2,082,434         1,584,144
Puritan fund                            1,632,181         1,670,675            348,003           359,563
Equity-Income fund                      1,353,350         1,391,517            387,553           405,270
Blue Chip Growth fund                  10,047,811         8,357,417          3,075,981         2,543,440
Aggressive Growth fund                 28,742,808        21,826,041          7,113,812         5,180,269
PIMCO Total Return fund                 3,311,224         3,499,712            522,812           545,070
                                     ------------      ------------       ------------      ------------

                                     $269,158,238      $231,198,038       $ 67,021,929      $ 56,544,426
                                     ============      ============       ============      ============

INVESTMENT IN FIDELITY MASTER TRUST                             DECEMBER 31, 1998
                                     -----------------------------------------------------------------------
                                         FIDELITY MASTER TRUST         PLAN'S SHARE OF FIDELITY MASTER TRUST
                                     ------------------------------    -------------------------------------
                                      FAIR VALUE           COST            FAIR VALUE           COST
Spartan U.S. Equity Index fund       $144,559,480      $136,435,450       $ 35,924,800      $ 33,833,056
MIP II Blend fund                      62,349,051        62,349,051         12,011,222        12,011,222
Dexter Corporation Stock fund           2,224,784         1,907,087          1,594,356         1,330,947
Participant Loan fund                   4,374,338         4,374,338          2,998,258         2,998,258
Small Cap Selector                      5,525,948         5,353,926          2,779,150         2,690,161
Diversified International fund          2,426,685         2,519,856          1,347,704         1,395,528
Puritan fund                            1,539,278         1,451,542            324,394           305,959
Equity-Income fund                        886,202           844,886             64,906            61,563
Blue Chip Growth fund                   5,502,563         4,769,996          1,593,539         1,355,939
Aggressive Growth fund                  2,179,539         1,908,378            809,999           702,361
PIMCO Total Return fund                 2,479,245         2,548,929            418,454           432,833
                                     ------------      ------------       ------------      ------------

                                     $234,047,113      $224,463,439       $ 59,866,782      $ 57,117,827
                                     ============      ============       ============      ============

DEXTER CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

6.   MASTER TRUST, CONTINUED


                                                              NET APPRECIATION OF THE MASTER TRUSTS
                                        ---------------------------------------------------------------------------------
                                                                       FOR THE YEARS ENDED
                                        ---------------------------------------------------------------------------------
                                               DECEMBER 31, 1999                          DECEMBER 31, 1998
                                        ------------------------------     ----------------------------------------------
                                                          PLAN'S SHARE                                       PLAN'S SHARE
                                        FIDELITY MASTER       OF           FLEET MASTER    FIDELITY MASTER       OF
                                             TRUST        MASTER TRUST         TRUST            TRUST        MASTER TRUST

Spartan U.S. Equity Index fund/Large     $ 27,006,238     $  6,688,940     $ 30,494,147     $ 13,458,797     $  8,454,442
MIP II Blend fund                           3,655,216          705,676        2,439,406        1,794,340          776,644
Dexter Corporation Stock fund                 598,373          457,635       (2,565,897)         203,524         (582,031)
Participant Loan fund                         352,810          234,781          160,191          156,919          237,128
Pension Bond fund                                  --               --        2,142,956               --               --
Pension Fixed fund                                 --               --              538               --               --
Small Cap Equity fund                         585,215          297,532          267,638          (25,919)         146,212
Diversified International fund              1,543,873          643,971          947,107          (92,647)         113,264
Puritan fund                                    3,977            5,573               --          155,327           24,974
Equity-Income fund                             68,258           19,274               --           68,932            5,396
Blue Chip Growth fund                       1,910,956          588,554               --          770,395          252,281
Aggressive Growth fund                      9,368,939        2,436,598               --          387,852          149,898
PIMCO Total Return fund                       (13,044)          (3,174)              --           15,179            2,539
                                         ------------     ------------     ------------     ------------     ------------

                                         $ 45,080,811     $ 12,075,360     $ 33,886,086     $ 16,892,699     $  9,580,747
                                         ============     ============     ============     ============     ============

     At December 31, 1999, 1,115 employees (1,210 in 1998) were participating in the Plan. Approximate participation by fund was:

                                                 NUMBER OF PARTICIPANTS
                                        --------------------------------------
                                        December 31, 1999    December 31, 1998

Spartan U.S. Equity Index fund                904                  1,118
MIP II Blend fund                             659                    855
Dexter Corporation Stock fund                 293                    449
Participant Loan fund                         431                    373
Small Cap Equity fund                         270                    389
Diversified International fund                227                    277
Puritan fund                                   62                     56
Equity-Income fund                             64                     50
Blue Chip Growth fund                         231                    181
Aggressive Growth fund                        253                    124
PIMCO Total Return fund                        46                     43